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NR11-19	November 22, 2011

International Tower Hill Mines Provides Update on Prefeasibility Study at
its Livengood Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces an update on the progress of the Prefeasibility Study (“PFS”) at the Company’s Livengood Project located near Fairbanks, Alaska. While the bulk of engineering studies have been timely completed, a detailed metallurgical review of the Preliminary Economic Assessment flow sheet has indicated further optimization is possible. The publication date of the PFS is therefore being extended to the first half of 2012.

The Prefeasibility study underway will incorporate the mineral resource estimate of 933 million tonnes at an average grade of 0.55 grams per tonne of gold (at a cutoff grade of 0.22 g/t gold) for 16.5 million ounces of gold contained in the Measured and Indicated categories (see news release dated August 23, 2011) together with the results of geotechnical studies, metallurgical testing, updated capital and operating cost estimates and other relevant studies.

“We remain confident of the Livengood Project viability given its significant gold resource, exceptional infrastructure access and location in one of the best mining jurisdictions in the world,” stated Mr. Komadina, Chief Executive Officer of ITH. “The publication date of the Livengood Prefeasibility study is being extended to allow for the completion of additional laboratory testing and optimization work suggested by myself as well as ITH and third party metallurgists, that will enable us to move the project forward as rapidly and cost efficiently as possible to create wealth for our shareholders and jobs for a generation of Alaskans.”

Qualified Person

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the May 2011 resource modeling for the Livengood deposit. Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining experience in operating, corporate and consulting environments. Both Mr. Carew and Reserva International, LLC. are independent of the Company under NI 43-101.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

International Tower Hill Mines Ltd.	- 2 -	November 22, 2011
NR11-19 Continued

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential completion of the Pre-feasibility Study on the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development of a mine, and any production, at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.